Exhibit (l)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus and Statement of Additional Information, each dated April 24, 2025, and each included in this Post-Effective Amendment No. 100 to the Registration Statement (Form N-4, File No. 333-36316) of Lincoln Life Variable Annuity Account N (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 14, 2025, with respect to the consolidated financial statements of The Lincoln National Life Insurance Company and (2) dated April 9, 2025, with respect to the financial statements of each of the subaccounts within Lincoln Life Variable Annuity Account N, for the year ended December 31, 2024, included in this Registration Statement, filed with the Securities and Exchange Commission.

Philadelphia, Pennsylvania

April 24, 2025